UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 5)*
TRUE RELIGION APPAREL, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
89784 N 10 4

(CUSIP Number)
Jeffrey Lubell
True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, CA 90058
(323) 266-3072
Copy to:
Mark Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89784 N 10 4

1	NAMES OF REPORTING PERSONS: Jeffrey Lubell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		6,353,218*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,353,218*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,353,218*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*The shares of Common Stock are held by Jeffrey Lubell, Trustee of the Jeffrey Lubell Living Trust dated April 30, 2007. This number includes options held by the reporting person to purchase 833,333 shares of Common Stock

Item 1. Security and Issuer
     This Amendment No. 5 is filed by Jeffrey Lubell to amend the Schedule 13D filed by such reporting person on July 28, 2003, as amended by Amendment No. 1 filed thereto on August 12, 2003, Amendment No. 2 filed thereto on December 14, 2004, Amendment No. 3 filed thereto on July 22, 2005 and Amendment No. 4 filed thereto on May 14, 2007 (together, the “Schedule 13D”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of True Religion Apparel, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware.
Item 2. Identity and Background
     No amendment.
Item 3. Source and Amount of Funds or Other Consideration
     On June 11, 2007, Jeffrey Lubell acquired 98,819 shares of Common Stock of the Issuer upon the exercise of options previously held in the name of Kymberly Gold-Lubell and transferred pursuant to a Stipulation of Judgment dated May 3, 2007 between Jeffrey Lubell and Kymberly Gold-Lubell (the “Stipulation”). The options were to expire as of June 14, 2007. In connection with such exercise, Jeffrey Lubell paid an aggregate of $128,333.59 out of his personal funds in satisfaction of the option exercise price.
Item 4. Purpose of Transaction
     Jeffrey Lubell acquired 98,819 shares of Common Stock of the Issuer upon the exercise of the options previously held by Kymberly Gold-Lubell for investment purposes.
     In addition, on June 7, 2007, Jeffrey Lubell sold 2,300,000 shares of the Common Stock of the Issuer to satisfy existing joint obligations and obligations under the Stipulation.
Item 5. Interest in Securities of the Issuer
     (a) Jeffrey Lubell currently beneficially owns 6,353,218 shares of Common Stock, which figure includes 833,333 shares subject to currently unexercised options to purchase shares of Common Stock and 178,751 shares of restricted stock subject to a right of forfeiture pursuant to stock issuance agreements dated January 2, 2007 and January 4, 2006. Such 6,353,218 shares of Common Stock constitute approximately 26.1% of the outstanding shares of Common Stock of the Issuer.
     (b) Jeffrey Lubell has sole voting and dispositive power with respect to such shares and options.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No amendment.
Item 7. Material to Be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 20, 2007

/s/ Jeffrey Lubell
Jeffrey Lubell

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